Exhibit 99.1

News release

Cenovus releases 2020 environmental, social & governance data report

Report demonstrates ongoing commitment to transparent disclosure

Calgary, Alberta (June 29, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has published its 2020 environmental, social & governance (ESG) data report, the first for the company following its combination with Husky Energy Inc. on January 1, 2021. This report is one of several important sustainability milestones for Cenovus this year and highlights the ESG metrics for each legacy company enabling investors, the financial community and rating agencies to assess our ongoing performance.

Following the Husky transaction, Cenovus conducted a robust materiality assessment to establish its ESG focus areas for the combined company. Working with global advisors and engaging internal and external stakeholders, the company reaffirmed that safety and asset integrity, and corporate governance remain foundational to its business. Cenovus also identified the five most significant ESG focus areas for the company: climate & greenhouse gas (GHG) emissions, water stewardship, biodiversity, Indigenous reconciliation and inclusion & diversity. Our reporting structure, underpinned by these focus areas, aligns with the Sustainability Accounting Standards Board and IPIECA frameworks.

“We remain committed to ESG leadership, including our ambition of achieving net zero GHG emissions by 2050 and to helping Canada achieve its climate goals through our participation in the recently announced Oil Sands Pathways to Net Zero initiative,” said Rhona DelFrari, Cenovus Chief Sustainability Officer & Senior Vice-President of Stakeholder Engagement. “We have a responsibility to our investors, communities, staff and other stakeholders to continue with transparent reporting and we will take bold steps in setting and working to achieve our climate and other ESG targets.”

It is anticipated that in the fourth quarter of 2021, the company will release its comprehensive 2020 ESG report. In addition to aligning with the recommendations of the Task Force on Climate-related Financial Disclosures, the report will include new ESG targets for each focus area, as well as pro forma metrics for the combined company.

Advisory

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied.

Forward-looking information in this document is identified by words such as “achieve”, “ambition”, “anticipate”, “committed”, “commitment”, “continue”, “goals”, “remain”, “target”, “will” or similar words or expressions and includes suggestions of future  outcomes, including, but not limited to, statements about: delivering transparent disclosure and reporting; our ambition of achieving net zero GHG emissions by 2050; helping Canada achieve its climate goals through our participation in the Oil Sands Pathways to Net Zero initiative; releasing a comprehensive 2020 ESG report in later 2021, which will include new ESG targets and pro forma metrics for the

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News release

combined company; Cenovus's future climate and ESG targets and commitments and further ambitions, including the five focus areas, and plans for achieving them. Please refer to the advisory contained in our June 9, 2021 joint news release announcing our participation in the Oil Sands Pathways to Net Zero initiative for the assumptions made in respect of the initiative, as well as a description of certain risks and uncertainties that could impact it (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

Additional information about risks, assumptions, uncertainties and other factors that could influence Cenovus’s actual results is provided in Cenovus’s Management's Discussion and Analysis (MD&A) for the period ended December 31, 2020 and its MD&A for the period ended March 31, 2021, as well as in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com). Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Cenovus contacts:

Investors	Media
Investor Relations general line 403-766-7711	Media Relations general line 403-766-7751

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